

July 12, 2011

Via Facsimile
Alceu Duilio Calciolari
Chief Executive Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

> **Re:** **Gafisa, S.A.**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 6-K Filed April 1, 2011**
> **File No. 1-33356**

Dear Mr. Calciolari:

We have reviewed your response letter dated July 7, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Audited Consolidated Financial Statements

Note 25 – Supplemental Information – Summary of Principal Difference Between Brazilian GAAP and US GAAP

(d) US GAAP condensed consolidated financial information, page F-88

1.   We note your response to comment one from our letter dated April 4, 2011. Please address the following:

- Please tell us and ensure that your amended Form 20-F fully explains both your historical U.S. GAAP accounting practices for the Gafisa segment and your current U.S. GAAP accounting practices after identification of the errors that have resulted in the need for a restatement. It is unclear from the discussion on page A-4 of your response if any of your U.S. GAAP revenue recognition errors pertained to the Gafisa segment. It is also unclear how your current U.S. GAAP revenue recognition practices are affected by the Gafisa segment's historical practice of making repayments of appropriately 35% of amounts previously paid, despite the fact that your contract does not provide the defaulting party with a right to cancel.

- Please more fully explain what is meant by Tenda's "pilot contracts" as discussed on page A-4 of your response. It is unclear if all of Tenda's revenue is derived from pilot contracts or if there are other types of contracts that were not specifically addressed in your response.

- It appears that your discussion of Tenda's and Alphaville's historical revenue recognition policies on pages A-4 and A-5 may be incomplete. Please confirm to us that your historical application of percentage of completion for U.S. GAAP revenue recognition purposes was applied incorrectly because you previously did not contemplate the impact that the potential refund provisions of 80% could have on your U.S. GAAP revenue recognition under the percentage of completion method. If true, please ensure that your amended Form 20-F specifically indicates that not only were you using percentage of completion when the deposit method was appropriate, but you were also misapplying the percentage of completion method in the manner discussed above.

- Please revise all of the tables starting on page A-5 of your response to include footnotes describing the nature of each restatement adjustment, and how you accounted for each item prior to the restatement compared to after the restatement. It appears that some of the adjustments may not directly relate to the revenue recognition and cash and equivalents errors described in your response letter. For example, it is unclear how the restatement adjustments titled "Business Combination of Tenda" and "Reversal of contract termination provision" directly pertain to the revenue recognition and/or cash and cash equivalents errors described in your response letter. It is similarly unclear how the adjustments to your 2009 U.S. GAAP Assets and Liabilities on page A-6 titled "Investments" and "Intangibles, net" pertain to the above mentioned errors. Please show us what these revisions will look like in your amended Form 20-F.

- Please revise the shareholder's equity section of your restated U.S. GAAP balance sheet for all periods presented to show each of the components of shareholders' equity separately (for example, common stock, retained earnings, etc.). This will enable readers to better understand how each component of your shareholder's equity was affected by the errors. Please show us what these revisions will look like in your amended Form 20-F.

- Please revise your restated U.S. GAAP income statements for all periods presented to show the impact of the restatement adjustments on your U.S. GAAP basic and diluted earnings per share. Please show us what these revisions will look like in your amended Form 20-F.

Form 6-K Filed April 1, 2011

2.   It appears based on your response letter dated July 7, 2011 that there are material errors in your U.S. GAAP financial statements for the years ended December 31, 2009, 2008 and 2007. Your current Form 6-K disclosures do not specifically identify each financial statement period that is affected by the restatement and can no longer be relied upon. Please amend your Form 6-K accordingly.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Via E-mail to Manuel Garciadiaz, Esq., Davis Polk & Wardwell LLP